Distoken Acquisition Corporation

Unit 1006, Block C, Jinshangjun Park

No. 2 Xiaoba Road, Panlong District

Kunming, Yunnan, People’s Republic of China

(+86) 871 63624579

April 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Distoken Acquisition Corporation

Amendment No. 5 to Registration Statement on Form S-1

Filed August 30, 2021

File No. 333-248822

Dear Mr. Kruczek:

Distoken Acquisition Corporation (the “Company,” “Distoken,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated September 23, 2021 (the “Letter”) regarding the above-referenced Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 5 to Registration Statement on Form S-1 filed August 30, 2021

Prospectus Cover Page, page i

1.	We note that your principal executive offices are located in China, the SPAC Sponsor is located in China, a majority of your executive officers and/or directors are located in or have significant ties to China, and your disclosure that you are seeking to acquire a company that may be based in China in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

We have revised the cover page and pages 10 and 24 of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 22, 2022

Summary, page 1

2.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

The Company respectfully advises the Staff that the Company has determined that it will not undertake its initial business combination with any entities with a variable interest entity, or VIE, structure which are located in the People’s Republic of China (the “PRC”). In response to the Staff’s comment, we have revised disclosures throughout the Registration Statement to clarify that the Company will not undertake an initial business combination with any PRC entity with a VIE structure. As such, we have deleted disclosures in the Registration Statement relating to the VIE structure.

3.	In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have revised pages 10 and 24 of Registration Statement in response to the Staff’s comment.

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

We respectfully advise the Staff that we are not currently required to obtain any permission from Chinese authorities to operate and issue securities to foreign investors under any existing PRC law, regulations or rules, or any other relevant Chinese regulatory agencies that is required to approve of our operations or issue securities to foreign investors.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 22, 2022

5.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

We have revised page 8 of Registration Statement in response to the Staff’s comment; provided that, the Company respectfully advises the Staff that the Company has determined that it will not undertake its initial business combination with any PRC entity with a VIE structure. We have revised disclosures throughout the Registration Statement to clarify that the Company will not undertake an initial business combination with any PRC entity with a VIE structure. As such, we have deleted disclosures in the Registration Statement relating to the VIE structure.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

We have revised pages 24, 59 to 61 of Registration Statement in response to the Staff’s comment. We respectfully advise the Staff that Marcum LLP, our present auditor, is subject to SEC and PCAOB inspections.

Risk Factors, page 21

7.	We note the risk factors added to your disclosure beginning on page 39. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

The Company respectfully advises the Staff that the Company has determined that it will not undertake its initial business combination with any PRC entity with a VIE structure. In response to the Staff’s comment, we have revised disclosures throughout the Registration Statement to clarify the same and have deleted disclosures in the Registration Statement relating to the VIE structure.

8.

Given the Chinese government’s significant oversight and discretion over the conduct of your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have revised pages 45, 46, 60 to 63 of Registration Statement in response to the Staff’s comment.

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

We have revised pages 10 and 44 of Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 22, 2022

General

10.	If EarlyBirdCapital will underwrite this offering, as indicated on page 135, please identify them as such on your prospectus cover page.

The Company respectfully advises the Staff that EarlyBirdCapital will not underwrite this offering. We have removed EarlyBirdCapital from both the cover page and the Underwriting section of Registration Statement in response to the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Distoken’s legal counsel, Richard I. Anslow, Esq. or Joshua N. Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

DISTOKEN ACQUISITION CORPORATION

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Graubard Miller